Morgan

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

18th July 2002

Office of International Corporate
Division of Corporation Finance
Securities and Exchange Commis.
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

dlw 7/22

Enclosure

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Re Admission to Official List
Released	09:43 18 Jul 2002
Number	6000Y

APPLICATION TO LIST SHARES

Pursuant to the conversion of 14,633 of the Company's 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each, 5,318 Ordinary shares of 25p each have been issued.

Accordingly, application has been made to the London Stock Exchange and to the UK Listing Authority for these shares to be admitted to the Official List and dealings in the shares are expected to commence at 8am on Friday, 19 July 2002. The new Ordinary shares rank pari passu with the existing issued Ordinary shares of the Company.

END